UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
______________________
FORM 11-K
______________________

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from          to
Commission file number
001-07511

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

STATE STREET SALARY SAVINGS PROGRAM

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

STATE STREET CORPORATION
One Lincoln Street
Boston, Massachusetts 02111

Audited Financial Statements and Supplemental Schedule

State Street Salary Savings Program
Years Ended December 31, 2020 and 2019
With Report of Independent Registered Public Accounting Firm

State Street Salary Savings Program
Audited Financial Statements and Supplemental Schedule
Years Ended December 31, 2020 and 2019

Report of Ernst & Young, Independent Registered Public Accounting Firm
To the Plan Participants and Plan Administrator of the State Street Salary Savings Program
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the State Street Salary Savings Program (the Plan) as of December 31, 2020 and 2019, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2020 and 2019, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Schedule
The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2020, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

We have served as the Plan’s auditor since at least 1994, but are unable to determine the specific year.

Boston, Massachusetts
June 21, 2021

State Street Salary Savings Program
Statements of Net Assets Available for Benefits

	December 31,
	2020	2019
Assets
Investments at fair value:
State Street Corporation ESOP Fund:
State Street Corporation Common Stock	$146,411,453	$169,169,667
SSGA Common and Collective Trust Funds	4,358,917,118	3,783,763,051
Self Managed Brokerage Accounts	368,880,198	244,308,611
Vanguard Prime Money Market Fund	316,047,516	247,733,605
Total investments at fair value	5,190,256,285	4,444,974,934

Cash	763,583	665,427
Notes receivable - participant loans	45,437,695	47,815,183
Interest / dividends receivable	1,051,205	1,447,034
Receivable for securities sold	—	483,042
Total assets at fair value	5,237,508,768	4,495,385,620

Liabilities
Administrative expenses payable	941,613	1,587,495
Net assets available for benefits	$5,236,567,155	$4,493,798,125

See accompanying notes to financial statements.

State Street Salary Savings Program
Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2020	2019
Additions
Contributions:
Participants	$148,261,866	$151,358,000
Employer	92,644,955	93,303,380
Rollovers	16,637,511	25,156,130
Total contributions	257,544,332	269,817,510

Net appreciation (depreciation) in fair value of investments	759,108,632	843,535,201
Interest and dividend income	7,503,313	11,763,518
Net investment income (loss)	766,611,945	855,298,719

Total additions, including net investment income (loss)	1,024,156,277	1,125,116,229

Deductions
Benefits paid	279,431,544	289,031,080
Administrative expenses	1,955,703	1,211,857
Total deductions	281,387,247	290,242,937
Net increase (decrease)	742,769,030	834,873,292

Merger in from Charles River Systems, Inc. 401(k) Retirement Plan	—	92,116,348

Net assets available for benefits at beginning of year	4,493,798,125	3,566,808,485
Net assets available for benefits at end of year	$5,236,567,155	$4,493,798,125

See accompanying notes to financial statements.

State Street Salary Savings Program
Notes to Financial Statements
December 31, 2020

1. Description of the Plan
The description of the State Street Salary Savings Program (the Plan) is provided for general information purposes only. Employees should refer to the Summary Plan Description and Plan document for more complete information.
General
The Plan is a defined contribution plan. The Plan sponsor is State Street Corporation (Plan Sponsor or State Street). The Plan Sponsor is responsible for the general administration of the Plan. State Street Bank and Trust Company (Trustee) serves as the Trustee of the Plan. State Street Global Advisors (SSGA), a division of State Street Corporation, is the Investment Manager of the Common and Collective Trust Funds in the Plan. Vanguard is the Investment Manager for the Prime Money Market Mutual Fund. Fidelity is the participant record keeper for the Plan.
All employees of State Street and certain related companies (collectively, the Company) are immediately eligible to participate in the Plan except for the following categories of employees:
•Non-resident aliens with no U.S. source income
•Student interns and co-op employees
•Union employees
•Leased employees and independent contractors
•Employees of a non-participating affiliated company
•Employees of a participating employer who are not on the U.S. payroll

Contributions
Active participants may elect to make tax-deferred contributions and/or Roth after-tax contributions to the Plan equal to 1% to 50% of their compensation, subject to certain limitations. Participants may also contribute amounts representing rollover distributions from other qualified defined benefit or defined contribution plans.
State Street provides for matching contributions to the Plan in amounts equal to 100% of the first 6% of the employee’s contributions.

Employees must have one year of service to be 100% vested in matching contributions.
All contributions to the Plan are paid to the Trustee. The Trustee holds contributions in trust exclusively for participants and their beneficiaries, invests the contributions as instructed by the participants, and makes benefit payments as they become due.
Investment Options
Participant contributions and Company contributions are allocated to various investment fund options at the participant's direction. A wide range of investment choices, including various SSGA Common and Collective Trust Funds, a money market mutual fund, a company stock fund (ESOP) and a Self Managed Brokerage Account (SMBA) are available to participants. Limitations and restrictions apply to direct contributions to the ESOP fund and the Plan limits the amount a participant can invest in the ESOP fund to 25% of the participant’s account balance.

State Street Salary Savings Program
Notes to Financial Statements
December 31, 2020

1. Description of the Plan (continued)
In the event a participant does not make an investment election, and in the event of automatic enrollment upon hire, funds are invested in the Target Retirement Date Fund (a common and collective investment fund) that corresponds to the participant’s assumed target retirement year based on the participant’s date of birth.
Participant Accounts
Each participant’s account is credited with the participant’s contributions, employer matching contributions, and related earnings. The benefit to which a participant is entitled is the value of the participant’s vested account balance, including earnings.
Vesting
Participant pre-tax deferral contributions and Roth after-tax contributions are always fully vested upon contribution. Employees are eligible for matching contributions after one year of full employment and are immediately vested in the matching contributions.
Forfeitures
Upon termination of employment, participants forfeit their unvested balances on the earlier of taking a full distribution or five years following termination. Forfeited balances of terminated participants’ unvested accounts may be used to either pay Plan administrative expenses or offset future company contributions to the Plan. The forfeiture balances that were used to reduce employer contribution expense or to pay Plan administrative expenses as of December 31, 2020 and 2019 were $200,000 and $310,000, respectively, and the remaining unallocated forfeiture balances as of December 31, 2020 and 2019, were $4,569 and $35,680, respectively. Plan forfeitures are invested in the Plan’s Vanguard Prime Money Market Fund until the funds are otherwise allocated.

In-Service Withdrawals
The Plan provides that in-service withdrawals are available as follows:
•Age 59-1/2 (all sources)
•Disability withdrawals (all sources)
•Rollover withdrawals (rollover account)
•Post-tax withdrawals (Pre-1987 Thrift Incentive Plan (TIP) balances)
•Hardship withdrawals (TIP, Roth post-tax - excluding earnings, rollover and employee pre-tax - excluding earnings)
•CARES Act withdrawal (applicable April 1, 2020 through December 31, 2020)

Hardship withdrawals are available to satisfy an immediate and heavy financial need, provided the need cannot be satisfied with all other resources (as defined in the Plan).
Payment of Benefits
Upon retirement or other termination of employment, or anytime thereafter, a participant may receive a total or partial lump-sum distribution of their vested benefit directly or in the form of a rollover. To the extent the vested value of the participant's account balance is greater than $5,000, the participant may

State Street Salary Savings Program
Notes to Financial Statements
December 31, 2020

1. Description of the Plan (continued)
continue to defer the payment of their benefits and remain in the Plan. If the value of the participant's account balance reaches a level greater than $1,000 but not more than $5,000, a distribution in the form of an automatic rollover to an IRA will be made except to the extent the participant provides distribution instructions otherwise within 90 days of his or her termination date to the extent applicable. Account balances of $1,000 or less will be automatically distributed to the participant in cash (by check) if no other distribution instructions are received.
Installment payments are also available to participants who are retiree eligible at the time of termination. In order to be retiree eligible, a participant must be at least age 55 with a minimum of five years of eligible service upon termination of employment. Installment periods available include monthly, quarterly, semi-annually and annually.

Participant Loans
Participants may borrow from their fund accounts a minimum of $1,000, up to a maximum equal to the lesser of one-half of the participant’s vested balance, or $50,000. Loans are secured by the balance in the participant’s account and bear interest at a rate comparable to a similar loan with a commercial institution. Repayment of principal plus interest is required within five years (ten years if the loan is for the purchase of a principal residence). Principal and interest are paid ratably through payroll deductions. In the event of termination of employment, participants with outstanding loans may elect to continue to repay their outstanding loan balance directly to the Trustee; such loan shall not become immediately due and payable until such time as there is an event of default. Pursuant to the CARES Act, participants were permitted to borrow up to $100,000 during the period between April 1, 2020 and September 23, 2020 and to defer outstanding loan repayments between the period May 1, 2020 through December 31, 2020.
Company Stock Fund
The Plan invests in common stock of the Company through its Company Stock Fund. The Company Stock Fund may also hold cash or other short-term securities, although these are expected to be a small percentage of the fund. The Company has implemented a dividend pass-through election for its participants.
The Plan limits the amount a participant can invest in the Company Stock Fund to 25% of the outstanding total account balance in order to encourage diversification of participants’ accounts. Participants may only transfer amounts to the Company Stock Fund, they may not elect to have payroll contributions invested in the Company Stock Fund. If a participant directs a transfer that would result in more than 25% of their total account balance into the Company Stock Fund, the excess percentage will be invested in the applicable lifecycle fund based on the participant’s age.
Each participant is entitled to exercise voting rights attributable to the shares allocated to their account and is notified by the Company prior to the time that such rights may be exercised. The Trustee votes any unallocated shares in the same proportion as those shares that were allocated, unless the U.S. Benefits Committee (Committee, or its designee) directs the Trustee otherwise or to the extent such action would violate Employee Retirement Security Act of 1974 (ERISA). Participants have the same voting rights in the event of a tender or exchange offer.

State Street Salary Savings Program
Notes to Financial Statements
December 31, 2020

1. Description of the Plan (continued)
Plan Termination
Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, all participants will become fully vested.
Administrative Expenses
The Plan’s administrative expenses are paid by either the Plan or by State Street, according to the Plan’s provisions, and include such expenses as recordkeeping fees. Expenses relating to investment management fees are charged to the particular investment fund to which the expenses relate. All other administrative expenses not paid by the Plan are paid by State Street.
Plan Amendments and Other Investment Strategy Changes

During 2021, up through the filing date, the following material amendments were made to the Plan:
•Effective January 1, 2020, the Plan was amended to reflect certain technical Internal Revenue Code requirements required by the Internal Revenue Service as a condition for receiving an updated tax qualified letter of determination.

During 2020, the following material amendments were made to the Plan:
•The Plan was amended to provide benefit enhancements consistent with the Coronavirus Aid, Relief and Economic Security (CARES) Act, which include:

•Withdrawals by qualifying individuals (those impacted by SARS-CoV-2 or COVID-19) of up to $100,000 without tax penalty and which can be repaid for up to 3 years (effective March 31, 2020)
•Relaxed plan loan plan terms for qualifying individuals (doubles maximum to $100,000 and permits a one-year moratorium on repayments) (effective May 11, 2020)
•Minimum required distribution relief for 2020 for participants including those who attained age 70 ½ during 2019 (effective March 31, 2020)

•Effective April 1, 2020, catch-up contributions are considered elective deferrals and are eligible for company matching contributions until catch-up contributions and elective deferrals combined reach the Internal Revenue Code section 402(g)(1)(B) dollar limit and otherwise subject to normal Plan crediting rules.
•Effective January 1, 2020, the Plan was amended and restated for purposes of filing the Plan with the Internal Revenue Service to receive an updated tax qualified letter of determination.
•Effective January 1, 2020, company matching contributions calculated during a participant's first year of match eligibility are based upon compensation received after the participant's match eligibility date.

State Street Salary Savings Program
Notes to Financial Statements
December 31, 2020

1. Description of the Plan (continued)

During 2020, the following additional changes occurred relative to the Plan or the Plan's investment strategies:
•The 2015 Target Date Fund merged into the SSGA Target Retirement Income Fund on March 27, 2020 consistent with the stated design of those funds, which calls for such merger five-years following the target date.
•The 2065 Target Date Fund, a new investment option, commenced operations on February 12, 2020.

During 2019, the following material amendments were made to the Plan:
•Effective January 1, 2019, hardship withdrawal provisions were modified consistent with recent tax law changes.
•Effective January 1, 2019, partial lump sums were added as a distribution option.
•Effective January 1, 2019, Charles River Systems, Inc. employees became eligible to participate in the Plan.
•Effective March 29, 2019, the frozen Charles River Systems, Inc. 401(k) Retirement Plan merged into the Plan. Total assets merged into the Plan amounted to $92,116,348 (and includes $344,366 in participant loans).

2. Significant Accounting Policies
Basis of Accounting
The accounting records of the Plan are in conformity with generally accepted accounting principles in the United States (GAAP) and are maintained on the accrual basis.
Investment Valuation and Income Recognition
Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 4 for further discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments sold as well as changes in fair value on investments held during the year.
Payment of Benefits
Benefits are recorded when paid.
Notes Receivable - Participant Loans
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. No allowance for credit losses has been recorded as of December 31, 2020 or 2019. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded. The notes receivable from participants are held at carrying value which approximates fair value.

State Street Salary Savings Program
Notes to Financial Statements
December 31, 2020

2. Significant Accounting Policies (continued)

Use of Estimates
The preparation of financial statements requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. The most significant estimate in the Plan’s financial statements is the estimate of fair value of the Plan’s investments, which is discussed in more detail in Note 4.
Recent Accounting Developments
In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820) Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement. This standard eliminates, amends and adds disclosure requirements for fair value measurements, as of January 1, 2020. The Plan elected to early adopt the provisions of the new standard that eliminate or amend disclosures as of December 31, 2019 and 2018 and the Plan’s disclosures were modified accordingly. The remaining provisions of the standard that add disclosures have been adopted from January 1, 2020 and applied prospectively. There were no material impacts to the disclosures as a result of the adoption.

3. Investments

The Plan does not engage directly in securities lending, however, the Plan’s investment options include funds that participate directly in securities lending. The securities lending activities within these funds are done with/through an affiliate of State Street. The SSGA World Government Bond Ex-U.S. Index Non-Lending Fund, Vanguard Prime Money Market Fund, State Street Corporation ESOP Fund and Self Managed Brokerage Accounts do not participate directly in securities lending.
4. Fair Value Measurement
ASC Topic 820, Fair Value Measurements and Disclosures define fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). ASC Topic 820 includes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.
The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

State Street Salary Savings Program
Notes to Financial Statements
December 31, 2020

4. Fair Value Measurement (continued)

Level 1	Financial assets and liabilities with values based on unadjusted quoted prices for identical assets or liabilities in an active market. The securities categorized as Level 1 are primarily comprised of State Street company stock, the Vanguard Prime Money Market Fund and investments held within employee Self Managed Brokerage Accounts.
Level 2	Financial assets and liabilities with values based on quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability. Level 2 inputs include the following:
–Quoted prices for similar assets or liabilities in active markets;
–Quoted prices for identical or similar assets or liabilities in non-active markets;
–Pricing models whose inputs are observable for substantially the full term of the asset or liability; and

–Pricing models whose inputs that are derived principally from, or corroborated by, observable market information through correlation or other means for substantially the full term of the asset or liability.

The fair value of the securities categorized in Level 2 is measured primarily using information obtained from third parties. This third-party information is subject to review by management as part of a validation process, which includes obtaining an understanding of the underlying assumptions and the level of market participant information used to support those assumptions. In addition, management compares significant assumptions used by third parties to available market information. Such information may include known trades or, to the extent that trading activity is limited, includes comparisons to market research information pertaining to credit expectations, execution prices and the timing of cash flows. The securities categorized as Level 2 are held within Common and Collective Trust Funds and Self Managed Brokerage Accounts.
Level 3	Financial assets and liabilities with values based on prices or valuation techniques that require inputs that are both unobservable in the market and significant to the overall fair value measurement. These inputs would reflect management’s judgment about the assumptions that a market participant would use in pricing the asset or liability, and would be based on the best available information, some of which could be internally developed. The Plan had no Level 3 securities at December 31, 2020 or 2019.
Following is a description of the valuation methodologies used by the Plan for assets measured at fair value:
Common and Collective Trust Funds: Valued at the net asset value per unit held by the Plan at year end as quoted by the individual funds. SSGA, as Investment Manager of the Common and Collective Trust Funds, determines the net asset value (total net assets divided by total net units outstanding) per unit of the respective funds. There are no redemption restrictions in the Common and Collective Trust Funds.
Company Stock: Valued at the closing price reported in the active market in which the security is traded.
Money Market Fund: Valued at the net asset value of shares held by the Plan at year end as quoted in the active market.

State Street Salary Savings Program
Notes to Financial Statements
December 31, 2020

4. Fair Value Measurement (continued)
Self Managed Brokerage Accounts: Predominantly valued at closing prices, and the net asset values of shares, as quoted in active markets. A nominal segment of these assets is traded less frequently and valued using assumptions.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement as of the reporting date.
The following table sets forth by level, within the fair value hierarchy, the Plan’s assets measured at fair value as of December 31, 2020:

	Level 1	Level 2	Level 3	Total
Common and Collective Trust Funds	$—	$4,358,917,118	$—	$4,358,917,118
Company Stock	146,411,453	—	—	146,411,453
Money Market Fund	316,047,516	—	—	316,047,516
Self Managed Brokerage Accounts	287,680,616	81,199,582	—	368,880,198
Total assets in the fair value hierarchy	$750,139,585	$4,440,116,700	$—	$5,190,256,285

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets measured at fair value as of December 31, 2019:

	Level 1	Level 2	Level 3	Total
Common and Collective Trust Funds	$—	$3,783,763,051	$—	$3,783,763,051
Company Stock	169,169,667	—	—	169,169,667
Money Market Fund	247,733,605	—	—	247,733,605
Self Managed Brokerage Accounts	187,685,638	56,622,973	—	244,308,611
Total assets in the fair value hierarchy	$604,588,910	$3,840,386,024	$—	$4,444,974,934
5. Transactions and Agreements with Parties-in-Interest
The Plan holds units of Common and Collective Trust Funds managed by SSGA, a wholly owned subsidiary of State Street Corporation. The Plan also invests in the common stock of State Street Corporation. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA. During 2020 and 2019, the Plan received $4,323,258 and $4,395,567, respectively, of common stock dividends from State Street Corporation. As of December 31, 2020 and 2019, the Plan had income receivable of $1,046,083 and $1,112,114, respectively, related to common stock dividends from State Street Corporation.
Administrative expenses associated with Plan administration, recordkeeping and investment management fees are paid by the Plan to certain related parties. These expenses are reported on the statements of changes in net assets available for benefits as administrative expenses.

State Street Salary Savings Program
Notes to Financial Statements
December 31, 2020

6. Risks and Uncertainties
The Plan and its participants invest in various investment securities. Investment securities are exposed to various risks such as interest rate, market, liquidity, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
In March 2020, the World Health Organization categorized Coronavirus Disease 2019 ("COVID-19") as a pandemic, and the President of the United States, at that time, declared the COVID-19 outbreak a national emergency. As a result of COVID-19, there has been heightened market risk and volatility associated with the pandemic, and this could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits. Due to the uncertainty of the markets during this time, Plan management is unable to estimate the total impact the pandemic will have in the near term or longer term.

7. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service (IRS) dated January 27, 2021 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code), and, therefore, the related trust is tax-exempt. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator has indicated that it takes necessary steps, if any, to bring the Plan’s operations into compliance with the Code.

Accounting principles generally accepted in the United States require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. Plan management has analyzed the tax positions taken by the Plan, and has concluded that there are no uncertain positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

8. Subsequent Events

Eight participants in the Plan filed a purported class action complaint in May 2021 on behalf of participants and beneficiaries who participated in the Plan and invested in State Street’s proprietary investment fund options between May 2015 and the present. The complaint names the Plan Sponsor as well as the committees overseeing the Plan and their respective members as defendants, and alleges breach of fiduciary duty and violations of other duties owed to retirement plan participants under the Employee Retirement Income and Security Act. State Street and the other named defendants deny the alleged claims and are proceeding with a defense of the matter.

Supplemental Schedule

State Street Salary Savings Program
EIN No.: 04-2456637 Plan No.:002
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2020

Identity of Issue	Description of Investment	Fair Value
SSGA Common and Collective Trust Funds*:
SSGA Daily EAFE Index Securities Lending Fund	8,929,691 units of participation	$301,850,335
SSGA Daily Emerging Markets Index Lending Series Fund	8,980,682 units of participation	121,005,710
SSGA Passive Bond Market Index Securities Lending Series Fund	7,034,464 units of participation	226,636,347
SSGA Russell Small Mid Cap Index Securities Lending Series Fund	8,803,034 units of participation	736,391,423
SSGA S&P 500 Flagship Securities Lending Series Fund	1,473,617 units of participation	1,412,420,851
SSGA World Government Bond Ex-U.S. Index Non-Lending Fund	1,960,286 units of participation	25,291,605
SSGA Target Retirement 2020 Securities Lending Series Fund	2,573,020 units of participation	74,615,001
SSGA Target Retirement 2025 Securities Lending Series Fund	6,753,353 units of participation	192,733,943
SSGA Target Retirement 2030 Securities Lending Series Fund	7,526,731 units of participation	254,493,828
SSGA Target Retirement 2035 Securities Lending Series Fund	9,443,738 units of participation	285,257,560
SSGA Target Retirement 2040 Securities Lending Series Fund	6,877,271 units of participation	244,872,094
SSGA Target Retirement 2045 Securities Lending Series Fund	6,462,797 units of participation	205,555,730
SSGA Target Retirement 2050 Securities Lending Series Fund	5,766,242 units of participation	149,904,982
SSGA Target Retirement 2055 Securities Lending Series Fund	2,380,399 units of participation	61,549,976
SSGA Target Retirement 2060 Securities Lending Series Fund	1,034,614 units of participation	17,956,755
SSGA Target Retirement 2065 Securities Lending Series Fund	153,493 units of participation	2,288,114
SSGA Target Retirement Income Securities Lending Series Fund	2,031,328 units of participation	46,092,864
State Street Corporation ESOP Fund*:
State Street Corporation Common Stock	2,011,699 units of participation	146,411,453
Self Managed Brokerage Accounts		368,880,198
Vanguard Prime Money Market Fund	316,047,516 units of participation	316,047,516
Total investments		$5,190,256,285

Notes Receivable - Participant Loans*	4.25% to 10.25%	$45,437,695

* Indicates party-in-interest to the Plan.
Note: Cost information has not been included because all investments are participant-directed.

EXHIBIT INDEX

Exhibit No.	Exhibit Description
23	Consent of Independent Registered Public Accounting Firm

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the State Street Corporation Plans Investment Committee of State Street Corporation has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

STATE STREET SALARY SAVINGS PROGRAM

		By:	/s/ ELIZABETH M. SCHAEFER
Elizabeth M. Schaefer
Senior Vice President and Deputy Controller

Date:	June 21, 2021